January 8, 2025

Ting Kin Cheung
Chief Executive Officer
Plutus Financial Group Limited
8/F, 80 Gloucester Road
Wan Chai, Hong Kong

       Re: Plutus Financial Group Limited
           Amendment No. 9 to Registration Statement on Form F-1
           Filed December 23, 2024
           File No. 333-276791
Dear Ting Kin Cheung:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 31, 2024 letter.

Amendment No. 9 to Form F-1
General

1. We note your statement that resale offers will be made at $5 per share prior to the listing of your ordinary shares on the Nasdaq Capital Market, but that successful listing of your shares on the Nasdaq Capital Market is a condition to the closing of your underwritten primary offering and the secondary offering by your selling stockholders. We also note that the sale of the Selling Stockholder Ordinary Shares is conditioned upon the successful completion of the sale of the Ordinary Shares by the Company in the underwritten primary offering. Please revise Underwriting and where appropriate to identify the specific steps and timeline necessary for the ordinary shares to start trading given the apparent inconsistency. In this regard, identify what business and legal conditions, if any, must be met for resale shares to count toward the
 January 8, 2025
Page 2

       public float other than having the registration statement declared effective.
2. Consistent with your disclosure on page 133, please revise your disclosure on pages
       74 and 91 when discussing balances with related parties to clarify that the margin loan to Mr. Cheung was settled by Mr. Cheung by way of cash repayment in late November of 2024.
       Please contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Todd Schiffman at 202-551-3491 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance